Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 20)
Outstanding Capital Stock: 103,922,671 common shares
Treasury Shares: 7,459,144 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Three-months ended March 31,
	Note	2024	2023

		(unaudited)
Revenue	4	261,775	246,258
Cost of revenue	5	(205,341)	(194,888)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	63,105	60,924
Changes in net realizable value of agricultural produce after harvest		(9,018)	(151)
Margin on manufacturing and agricultural activities before operating expenses		110,521	112,143
General and administrative expenses	6	(21,684)	(21,476)
Selling expenses	6	(28,585)	(27,744)
Other operating expense, net	8	(20,474)	(6,909)
Profit from operations		39,778	56,014
Finance income	9	9,504	21,519
Finance costs	9	(21,734)	(26,581)
Other financial results - Net gain / (loss) of inflation effects on the monetary items	9	32,717	(11,729)
Financial results, net	9	20,487	(16,791)
Profit before income tax		60,265	39,223
Income tax expense	10	(12,921)	(16,217)
Profit for the period		47,344	23,006
Attributable to:
Equity holders of the parent		47,387	21,569
Non-controlling interest		(43)	1,437

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.452	0.200
Diluted earnings per share		0.450	0.200

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Three-months ended March 31,
	2024	2023

	(unaudited)

Profit for the period	47,344	23,006
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	291,884	31,737
Cash flow hedge, net of tax (Note 2)	(56)	3,242
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(170,444)	(15,167)
Other comprehensive income	121,384	19,812
Total comprehensive income for the period	168,728	42,818

Attributable to:
Equity holders of the parent	166,906	41,200
Non-controlling interest	1,822	1,618

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2024 and December 31, 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2024	2023
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,640,862	1,549,565
Right of use assets	12	408,775	406,713
Investment property	13	33,364	33,364
Intangible assets	14	35,132	27,519
Biological assets	15	32,674	23,706
Deferred income tax assets	10	8,964	9,777
Trade and other receivables, net	17	36,464	39,060
Derivative financial instruments	16	17,911	18,001
Other assets		2,142	1,515
Total Non-Current Assets		2,216,288	2,109,220
Current Assets
Biological assets	15	245,858	204,331
Inventories	18	353,981	256,051
Trade and other receivables, net	17	221,784	179,055
Derivative financial instruments	16	3,378	13,819
Short-term investment	16	46,109	62,637
Cash and cash equivalents	19	135,511	339,781
Total Current Assets		1,006,621	1,055,674
TOTAL ASSETS		3,222,909	3,164,894
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	167,073	167,073
Share premium	20	725,595	743,810
Cumulative translation adjustment		(442,436)	(603,861)
Equity-settled compensation		19,961	18,654
Cash flow hedge		(17,180)	(17,124)
Other reserves		150,684	150,677
Treasury shares		(11,187)	(8,062)
Revaluation surplus		275,748	317,598
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		466,176	418,789
Equity attributable to equity holders of the parent		1,376,008	1,229,128
Non-controlling interest		38,342	36,520
TOTAL SHAREHOLDERS EQUITY		1,414,350	1,265,648
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	1,041	1,008
Borrowings	23	694,079	697,843
Lease liabilities	24	355,138	325,569
Deferred income tax liabilities	10	403,551	376,331
Payroll and social security liabilities	25	1,745	1,570
Provisions for other liabilities	26	2,840	2,871
Total Non-Current Liabilities		1,458,394	1,405,192
Current Liabilities
Trade and other payables	22	160,695	190,730
Current income tax liabilities		5,089	5,023
Payroll and social security liabilities	25	32,979	37,357
Borrowings	23	126,731	207,106
Lease liabilities	24	23,918	52,941
Derivative financial instruments	16	—	169
Provisions for other liabilities	26	753	728
Total Current Liabilities		350,165	494,054
TOTAL LIABILITIES		1,808,559	1,899,246
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,222,909	3,164,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—	—	—	—	—	21,569	21,569	1,437	23,006
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	21,758	—	—	—	—	8,761	—	—	30,519	1,218	31,737
Cash flow hedge (*)	—	—	—	—	3,242	—	—	—	—	—	3,242	—	3,242
Revaluation of surplus (**)	—	—	—	—	—	—	—	(14,130)	—	—	(14,130)	(1,037)	(15,167)
Other comprehensive income for the period	—	—	21,758	—	3,242	—	—	(5,369)	—	—	19,631	181	19,812
Total comprehensive income for the period	—	—	21,758	—	3,242	—	—	(5,369)	—	21,569	41,200	1,618	42,818

Reserves for the benefit of government grants (1)	—	—	—	—	—	1,798	—	—	—	(1,798)	—	—	—
- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	2,103	—	—	—	—	—	—	2,103	—	2,103
-Purchase of own shares (Note 20)	—	(6,396)	—	—	—	—	(1,502)	—	—	—	(7,898)	—	(7,898)
Balance at March 31, 2023 (unaudited)	167,073	786,773	(434,271)	20,895	(41,630)	128,723	(6,294)	276,540	41,574	222,113	1,161,496	39,170	1,200,666
(*) Net of (1,739) of Income tax.
(**) Net of 2,859 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—		—	—	—	47,387	47,387	(43)	47,344
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	161,425	—	—	—	—	114,595	—	—	276,020	15,864	291,884
Cash flow hedge (*)	—	—	—	—	(56)	—	—	—	—	—	(56)	—	(56)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(156,445)	—	—	(156,445)	(13,999)	(170,444)
Other comprehensive income for the period	—	—	161,425	—	(56)	—	—	(41,850)	—	—	119,519	1,865	121,384
Total comprehensive income for the period	—	—	161,425	—	(56)	—	—	(41,850)	—	47,387	166,906	1,822	168,728

- Restricted shares and restricted units (Note 21):
Value of employee services	—	—	—	1,307	—	—	—	—	—	—	1,307	—	1,307
Forfeited	—	—	—	—	—	7	(7)	—	—	—	—	—	—
- Purchase of own shares (Note 20)	—	(18,215)	—	—	—	—	(3,118)	—	—	—	(21,333)	—	(21,333)
Balance at March 31, 2024 (unaudited)	167,073	725,595	(442,436)	19,961	(17,180)	150,684	(11,187)	275,748	41,574	466,176	1,376,008	38,342	1,414,350

(*) Net of 29 of Income tax.
(**) Net of 14,405 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2024	March 31, 2023
		(unaudited)
Cash flows from operating activities:
Profit for the period		47,344	23,006
Adjustments for:
Income tax expense	10	12,921	16,217
Depreciation of property, plant and equipment	11	39,958	30,644
Depreciation of right of use assets	12	16,523	10,951
Net loss from the Fair value adjustment of Investment properties	13	14,302	1,061
Amortization of intangible assets	14	564	541
Gain from disposal of other property items	8	(718)	(1,813)
Equity settled share-based compensation granted	7	1,844	2,977
Loss from derivative financial instruments	8, 9	9,322	4,985
Interest, finance cost related to lease liabilities and other financial expense, net	9	16,803	1,743
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(41,776)	(40,731)
Changes in net realizable value of agricultural produce after harvest (unrealized)		3,264	349
Provision and allowances		(257)	265
Net (gain) / loss of inflation effects on the monetary items	9	(32,717)	11,729
Foreign exchange gains, net	9	(5,624)	(5,780)
Cash flow hedge – transfer from equity	9	—	8,861
Subtotal		81,753	65,005
Changes in operating assets and liabilities:
Increase in trade and other receivables		(32,358)	(38,078)
Increase in inventories		(64,226)	(9,131)
Decrease in biological assets		31,323	40,754
Increase in other assets		(381)	(167)
Decrease / (increase) in derivative financial instruments		118	(9,769)
Decrease in trade and other payables		(51,632)	(97,999)
Decrease in payroll and social security liabilities		(2,701)	(3,075)
Increase in provisions for other liabilities		271	633
Net cash generated from operating activities before taxes paid		(37,833)	(51,827)
Income tax paid		(868)	(896)
Net cash provided by operating activities	(a)	(38,701)	(52,723)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2024	March 31, 2023
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		(12,736)	(2,792)
Purchases of property, plant and equipment	11	(93,954)	(80,058)
Purchases of cattle and non-current biological assets		(184)	(742)
Purchases of intangible assets	14	(596)	(294)
Interest received and others		2,306	10,387
Proceeds from sale of property, plant and equipment		359	1,406
Acquisition of short-term investment	16	(3,609)	(5,000)
Disposal of short-term investment	16	20,970	37,296
Net cash used in investing activities	(b)	(87,444)	(39,797)

Cash flows from financing activities:
Proceeds from long-term borrowings		2,988	19,965
Proceeds from short-term borrowings		9,730	194,585
Payment of short-term borrowings		(70,229)	(222,250)
Payments of derivative financial instruments		60	(104)
Lease payments		(18,294)	(19,222)
Interest paid	(c)	(12,084)	(12,898)
Purchase of own shares		(21,333)	(7,898)
Dividends paid to non-controlling interest		(124)	—
Net cash used in financing activities	(d)	(109,286)	(47,822)
Net decrease in cash and cash equivalents		(235,431)	(140,342)
Cash and cash equivalents at beginning of period	19	339,781	230,653
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	31,161	(4,444)
Cash and cash equivalents at end of period	19	135,511	85,867

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		March 31, 2024	March 31, 2023
Operating activities	(a)	(53,103)	(23,675)
Investing activities	(b)	331	741
Interest paid	(c)	(483)	89
Financing activities	(d)	43,878	25,158
Exchange rate changes and inflation on cash and cash equivalents	(e)	8,894	(2,224)

For non-cash transactions, see Note 12 for Right of Use Assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statement”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on May 14, 2024.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2023. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the three-month period ended March 31, 2024. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the three-month period ended March 31, 2024 and 2023 were 51.6% and 21.7%, respectively. December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of March 31, 2024 and 2023, respectively, was 858 and 209.01, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2024. All amounts are shown in US dollars.

	March 31, 2024
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(6,793)	—	—	—	(6,793)
Brazilian Reais	—	(558,652)	—	—	(558,652)
US Dollar	(102,859)	(342,614)	40,137	(5,925)	(411,261)
Uruguayan Peso	—	—	(26,607)	—	(26,607)
Total	(109,652)	(901,266)	13,530	(5,925)	(1,003,313)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended March 31, 2024 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future revenue in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future revenue in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2024
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(25,715)	(34,261)	4,014	(55,962)
(Decrease) or increase in Profit before income tax	(25,715)	(34,261)	4,014	(55,962)

Hedge Accounting - Cash flow hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future revenue in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of March 2024 and 2023, approximately 10% of projected revenue within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future revenue.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future revenue occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Group expects that the cash flows will occur and affect profit or loss between 2024 and 2028.

For the three-month period ended March 31, 2024, a loss before income tax of US$ 85 was recognized in other comprehensive income (March 31, 2023: US$4,059) and nil (March 31, 2023: US$ 8,963) was reclassified from equity to profit or loss within “Financial results, net”.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2024 (all amounts are shown in US dollars):

	March 31, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	12,430	—	—	12,430
Brazilian Reais	—	9,357	—	9,357
US Dollar	33,910	376,134	167,070	577,114
Subtotal fixed-rate borrowings	46,340	385,491	167,070	598,901
Variable rate:
Brazilian Reais	—	206,523	—	206,523
US Dollar	15,386	—	—	15,386
Subtotal variable-rate borrowings	15,386	206,523	—	221,909
Total borrowings as per analysis	61,726	592,014	167,070	820,810

At March 31, 2024, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	March 31, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,065)	(2,065)
US Dollar	(154)	—	(154)
Decrease in profit before income tax	(154)	(2,065)	(2,219)

•Credit risk

As of March 31, 2024, six banks accounted for more than 75% of the total cash deposited (J.P. Morgan, Portfolio Personal Inversiones, Galicia, Credit Agricole, Banco Latinoamericano de Comercio Exterior and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2024:

▪    Futures / Options

	March 31, 2024
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	5	850	25	33
Soybean	—	6	6	6
Sugar	191	96,012	2,150	2,045
OTC:
Buy put
Sugar	112	55,696	1,172	1,075
Total	308	152,564	3,353	3,159

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre (“UMA”) entered into a R$ 20 million loan with Itaú BBA. The loan accrued interest at a fixed rate of 13.23% p.a. Concurrently, UMA entered into a swap agreement, to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1.29% a.a. The loan and the swap agreement were due, on March 24, 2024. The swap resulted in a non-significant loss for the three-month period ended March 31, 2024.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for an aggregate amount of US$ 400 million. According to the swap instrument, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. The swap agreement resulted in a recognition of a gain of US$ 0.4 million for the three-month period ended March 31, 2024.

▪Currency forward
During the three months period ended on March 31, 2024, the Group entered into several currency forward contracts with some Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for an aggregate amount of US$ 5 million. These financial instruments resulted in the recognition of a gain amounting to US$ 0.09 million for the three months period ended March 31, 2024. The currency forward contracts are due in April 2024.
Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 1.19 million. The currency forward contracts are due in June 2024. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.02 million for the three-months period ended March 31, 2024.
Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

The Group is engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops, rough rice, and sugarcane, for sale to third parties and for internal use as inputs in its various manufacturing processes, and producing fluid milk. The manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) in our milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. The land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices on the Group’s farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Effective for our year ended December 31, 2023, our CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, our CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, our CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. Our CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, our CODM started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure – to the farmland where the cattle is assigned. We maintain cattle as a complementary activity to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weed.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
These changes resulted in revisions to the financial information provided to our CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Our CODM believes these changes better reflect the performance of our reportable segments. Accordingly, we changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the three-month period ended March 31, 2023 to reflect the new reportable segments’ structure.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy".

•The ‘Farming’ business is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 of our annual consolidated financial statements for the year ended December 31, 2023, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above.
The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the three-month period ended

March 31,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	31,959	2,268	34,227	57,939	2,679	60,618	56,694	3,029	59,723
Cost of revenue	(30,274)	(2,094)	(32,368)	(40,445)	(1,209)	(41,654)	(46,899)	(2,247)	(49,146)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,101	1,293	15,394	21,702	2,097	23,799	357	403	760
Changes in net realizable value of agricultural produce after harvest	(8,499)	(886)	(9,385)	17	(5)	12	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	7,287	581	7,868	39,213	3,562	42,775	10,152	1,185	11,337
General and administrative expenses	(2,373)	(118)	(2,491)	(3,756)	(167)	(3,923)	(2,394)	(139)	(2,533)
Selling expenses	(2,533)	(170)	(2,703)	(6,726)	(248)	(6,974)	(5,181)	(352)	(5,533)
Other operating income, net	(10,596)	(1,306)	(11,902)	(598)	(125)	(723)	1,267	156	1,423
(Loss) / profit from Operations	(8,215)	(1,013)	(9,228)	28,133	3,022	31,155	3,844	850	4,694

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,723)	(104)	(1,827)	(3,103)	(174)	(3,277)	(2,603)	(162)	(2,765)
Net loss from Fair value adjustment of Investment property	(11,274)	(1,292)	(12,566)	(1,549)	(187)	(1,736)	—	—	—

March 31,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	253,799	7,976	261,775
Cost of revenue	—	—	—	(199,791)	(5,550)	(205,341)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	59,312	3,793	63,105
Changes in net realizable value of agricultural produce after harvest	—	—	—	(8,127)	(891)	(9,018)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	105,193	5,328	110,521
General and administrative expenses	(6,533)	(301)	(6,834)	(20,959)	(725)	(21,684)
Selling expenses	(80)	(10)	(90)	(27,805)	(780)	(28,585)
Other operating income, net	541	—	541	(19,199)	(1,275)	(20,474)
(Loss) / profit from Operations	(6,072)	(311)	(6,383)	37,230	2,548	39,778

Depreciation of Property, plant and equipment and amortization of Intangible assets	(319)	(19)	(338)	(40,063)	(459)	(40,522)
Net loss from Fair value adjustment of Investment property	—	—	—	(12,823)	(1,479)	(14,302)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the three-month period ended

March 31,2023 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	34,562	(257)	34,305	55,357	(183)	55,174	58,608	(575)	58,033
Cost of revenue	(30,386)	234	(30,152)	(42,243)	(21)	(42,264)	(51,102)	497	(50,605)
Initial recognition and changes in fair value of biological assets and agricultural produce	(1,015)	(422)	(1,437)	8,983	(194)	8,789	5,480	(164)	5,316
Changes in net realizable value of agricultural produce after harvest	(269)	(7)	(276)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	2,892	(452)	2,440	22,097	(398)	21,699	12,986	(242)	12,744
General and administrative expenses	(1,513)	35	(1,478)	(4,419)	86	(4,333)	(3,001)	74	(2,927)
Selling expenses	(5,631)	57	(5,574)	(7,705)	76	(7,629)	(6,417)	80	(6,337)
Other operating income, net	244	(4)	240	200	4	204	(44)	2	(42)
(Loss) / profit from Operations	(4,008)	(364)	(4,372)	10,173	(232)	9,941	3,524	(86)	3,438

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,121)	47	(2,074)	(3,034)	70	(2,964)	(2,598)	65	(2,533)
Net loss from Fair value adjustment of Investment property	(886)	16	(870)	(194)	3	(191)	—	—	—

March 31,2023 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	247,273	(1,015)	246,258
Cost of revenue	—	—	—	(195,598)	710	(194,888)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	61,704	(780)	60,924
Changes in net realizable value of agricultural produce after harvest	—	—	—	(144)	(7)	(151)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	113,235	(1,092)	112,143
General and administrative expenses	(6,278)	(9)	(6,287)	(21,662)	186	(21,476)
Selling expenses	(14)	(1)	(15)	(27,956)	212	(27,744)
Other operating income, net	(48)	—	(48)	(6,911)	2	(6,909)
(Loss) / profit from Operations	(6,340)	(10)	(6,350)	56,706	(692)	56,014

Depreciation of Property, plant and equipment and amortization of Intangible assets	(292)	9	(283)	(31,376)	191	(31,185)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,080)	19	(1,061)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	31,959	57,939	56,694	146,592	107,207	—	253,799
Cost of revenue	(30,274)	(40,445)	(46,899)	(117,618)	(82,173)	—	(199,791)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,101	21,702	357	36,160	23,152	—	59,312
Changes in net realizable value of agricultural produce after harvest	(8,499)	17	—	(8,482)	355	—	(8,127)
Margin on manufacturing and agricultural activities before operating expenses	7,287	39,213	10,152	56,652	48,541	—	105,193
General and administrative expenses	(2,373)	(3,756)	(2,394)	(8,523)	(5,903)	(6,533)	(20,959)
Selling expenses	(2,533)	(6,726)	(5,181)	(14,440)	(13,285)	(80)	(27,805)
Other operating (loss) / income, net	(10,596)	(598)	1,267	(9,927)	(9,813)	541	(19,199)
(Loss) / profit from Operations	(8,215)	28,133	3,844	23,762	19,540	(6,072)	37,230

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,723)	(3,103)	(2,603)	(7,429)	(32,315)	(319)	(40,063)
Net loss from Fair value adjustment of Investment property	(11,274)	(1,549)	—	(12,823)	—	—	(12,823)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,162	18,949	(5,673)	27,438	14,338	—	41,776
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(61)	2,753	6,030	8,722	8,814	—	17,536
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,264)	—	—	(3,264)	—	—	(3,264)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,235)	17	—	(5,218)	355	—	(4,863)

As of March 31, 2024:
Farmlands and farmland improvements, net	468,153	155,890	1,606	625,649	78,321	—	703,970
Machinery, equipment, building and facilities, and other fixed assets, net	48,847	78,728	120,686	248,261	279,754	—	528,015
Bearer plants, net	1,076	—	—	1,076	379,736	—	380,812
Work in progress	738	255	10,125	11,118	16,947	—	28,065
Right of use asset	16,395	19,129	660	36,184	372,008	583	408,775
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	8,708	5,292	—	14,000	4,370	—	18,370
Biological assets	109,819	12,499	32,431	154,749	123,783	—	278,532
Finished goods	26,904	22,548	10,970	60,422	126,187	—	186,609
Raw materials, Stocks held by third parties and others	30,442	96,587	15,495	142,524	24,848	—	167,372
Total segment assets	740,274	395,100	191,973	1,327,347	1,405,954	583	2,733,884
Borrowings	21,345	38,859	40,382	100,586	598,031	122,193	820,810
Lease liabilities	10,554	19,256	263	30,073	348,636	347	379,056
Total segment liabilities	31,899	58,115	40,645	130,659	946,667	122,540	1,199,866
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the three-month period ended March 31, 2023 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	34,562	55,357	58,608	148,527	98,746	—	247,273
Cost of revenue	(30,386)	(42,243)	(51,102)	(123,731)	(71,867)	—	(195,598)
Initial recognition and changes in fair value of biological assets and agricultural produce	(1,015)	8,983	5,480	13,448	48,256	—	61,704
Changes in net realizable value of agricultural produce after harvest	(269)	—	—	(269)	125	—	(144)
Margin on manufacturing and agricultural activities before operating expenses	2,892	22,097	12,986	37,975	75,260	—	113,235
General and administrative expenses	(1,513)	(4,419)	(3,001)	(8,933)	(6,451)	(6,278)	(21,662)
Selling expenses	(5,631)	(7,705)	(6,417)	(19,753)	(8,189)	(14)	(27,956)
Other operating income / (loss), net	244	200	(44)	400	(7,263)	(48)	(6,911)
(Loss) / profit from Operations	(4,008)	10,173	3,524	9,689	53,357	(6,340)	56,706

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,121)	(3,034)	(2,598)	(7,753)	(23,331)	(292)	(31,376)
Net loss from Fair value adjustment of Investment property	(886)	(194)	—	(1,080)	—	—	(1,080)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(2,638)	6,523	(1,861)	2,024	37,583	—	39,607
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,623	2,460	7,341	11,424	10,673	—	22,097
Changes in net realizable value of agricultural produce after harvest (unrealized)	(349)	—	—	(349)	—	—	(349)
Changes in net realizable value of agricultural produce after harvest (realized)	80	—	—	80	125	—	205

As of December 31, 2023:
Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment, building and facilities, and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, Stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	44,692	(9,207)	84,557	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	57,033	4,268	84,614	145,915	957,065	180,479	1,283,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Three-month period ended
	2024	2023
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	36,079	43,530
Sugar	63,042	47,730
Energy (*)	3,203	3,130
Peanut	9,397	15,067
Sunflower	1,508	2,342
Cotton	1,111	1,985
Rice (*)	51,881	52,538
Fluid milk (UHT)	26,529	23,291
Powder milk	12,800	14,331
Other dairy products	14,144	10,581
Services	1,189	1,872
Rental income	242	213
Others	10,980	5,692
Subtotal manufactured products and services rendered	232,105	222,302
Agricultural produce and biological assets:
Soybean	5,968	2,289
Corn	3,740	2,385
Wheat	7,960	5,017
Sunflower	1,387	2,066
Barley	1,513	2,242
Milk	2,021	6,137
Cattle	1,358	1,309
Cattle for dairy	2,779	1,792
Others	2,944	719
Subtotal agricultural produce and biological assets	29,670	23,956
Total revenue	261,775	246,258

(*) Includes revenue of mwh of energy and tons rice produced by third parties for an amount of US$ 0.36 million and US$ 0.7 million, respectively (March 31, 2023: revenue of mwh of energy and tons rice produced by third parties for an amount of US$ 0.74 million and US$ 2.73 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 101.0 million as of March 31, 2024 (March 31, 2023: US$ 120.4 million) comprised primarily of 14,496 liters of ethanol (US$ 8 million), 528,024 mwh of energy (US$ 27 million), 50,346 tons of sugar
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

(US$ 23 million), 92,022 tons of soybean (US$ 29 million), 76,540 tons of corn (US$ 14 million) and 1,601 tons of wheat (US$ 0.4 million) which expire between April 2024 and December 2024.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	For the three-month period ended March 31, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024 (Note 18)	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	4,791	58,641	44,445	86,321	194,198
Purchases	2,716	1,197	2,238	171	6,322
Agricultural produce	22,656	—	4,800	4,872	32,328
Transfer to raw material	(10,379)	(6,981)	—	—	(17,360)
Direct agricultural selling expenses	2,378	—	—	—	2,378
Tax recoveries (i)	—	—	—	(5,556)	(5,556)
Changes in net realizable value of agricultural produce after harvest	(9,385)	12	—	355	(9,018)
Finished goods as of March 31, 2024 (Note 18)	(26,904)	(22,548)	(10,970)	(126,187)	(186,609)
Exchange differences	13,088	2,027	(1,294)	(4,774)	9,047
Cost of revenues and direct agricultural selling expenses period	32,368	41,654	49,146	82,173	205,341
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	For the three-month period ended March 31, 2023 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2023	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	13,793	45,207	40,670	55,193	154,863
Purchases	5,200	2,733	—	396	8,329
Agricultural produce	13,018	—	6,137	7,515	26,670
Transfer to raw material	(8,754)	(5,922)	—	—	(14,676)
Direct agricultural selling expenses	1,613	—	—	—	1,613
Tax recoveries (i)	—	—	—	(2,399)	(2,399)
Changes in net realizable value of agricultural produce after harvest	(276)	—	—	125	(151)
Finished goods as of March 31, 2023	(33,271)	(13,319)	(9,818)	(79,024)	(135,432)
Exchange differences	1,290	(94)	791	1,368	3,355
Cost of revenues and direct agricultural selling expenses period	30,152	42,264	50,605	71,867	194,888
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the three-months period ended March 31, 2024 (unaudited):

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	752	4,333	2,453	6,119	13,657	9,294	2,598	25,549
Raw materials and consumables	1,187	229	6,877	1,082	9,375	—	—	9,375
Depreciation and amortization	921	1,137	1,150	20,928	24,136	5,336	336	29,808
Depreciation of right-of-use assets	—	11	—	2,321	2,332	1,996	36	4,364
Fuel, lubricants and others	16	72	337	7,096	7,521	236	87	7,844
Maintenance and repairs	302	1,343	501	5,542	7,688	738	220	8,646
Freights	12	10,269	754	111	11,146	—	13,055	24,201
Export taxes / selling taxes	—	—	—	—	—	—	5,980	5,980
Export expenses	—	—	—	—	—	—	2,549	2,549
Contractors and services	126	519	84	3,693	4,422	—	—	4,422
Energy transmission	—	—	—	—	—	—	424	424
Energy power	171	857	582	191	1,801	71	14	1,886
Professional fees	13	79	16	151	259	2,230	366	2,855
Other taxes	6	76	43	765	890	108	6	1,004
Contingencies	—	—	—	—	—	292	—	292
Lease expense and similar arrangements	54	242	44	—	340	387	142	869
Third parties raw materials	299	4,155	14,835	1,827	21,116	—	—	21,116
Tax recoveries	—	—	—	(10)	(10)	—	—	(10)
Others	153	1,714	789	1,111	3,767	996	2,772	7,535
Subtotal	4,012	25,036	28,465	50,927	108,440	21,684	28,585	158,709
Own agricultural produce consumed	779	33,605	15,980	35,394	85,758	—	—	85,758
Total	4,791	58,641	44,445	86,321	194,198	21,684	28,585	244,467

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for three-month period ended March 31, 2023 (unaudited):

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	960	3,414	2,717	4,643	11,734	9,832	2,220	23,786
Raw materials and consumables	101	1,696	5,819	1,166	8,782	—	—	8,782
Depreciation and amortization	1,156	999	1,151	12,570	15,876	4,786	288	20,950
Depreciation of right-of-use assets	—	61	227	2,204	2,492	1,599	324	4,415
Fuel, lubricants and others	30	309	290	5,796	6,425	159	95	6,679
Maintenance and repairs	326	905	436	3,173	4,840	415	179	5,434
Freights	32	7,201	681	13	7,927	—	11,712	19,639
Export taxes / selling taxes	—	—	—	—	—	—	6,326	6,326
Export expenses	—	—	—	—	—	—	3,547	3,547
Contractors and services	130	1,150	50	1,644	2,974	—	—	2,974
Energy transmission	—	—	—	—	—	—	609	609
Energy power	308	785	647	184	1,924	78	15	2,017
Professional fees	23	32	25	113	193	2,631	142	2,966
Other taxes	6	70	35	896	1,007	134	8	1,149
Contingencies	—	—	—	—	—	451	—	451
Lease expense and similar arrangements	28	220	56	—	304	267	74	645
Third parties raw materials	279	8,229	16,589	1,222	26,319	—	—	26,319
Tax recoveries	—	—	—	(283)	(283)	—	—	(283)
Others	260	1,131	297	678	2,366	1,124	2,205	5,695
Subtotal	3,639	26,202	29,020	34,019	92,880	21,476	27,744	142,100
Own agricultural produce consumed	10,154	19,005	11,650	21,174	61,983	—	—	61,983
Total	13,793	45,207	40,670	55,193	154,863	21,476	27,744	204,083

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Three-month period ended
	2024	2023
	(unaudited)
Wages and salaries	37,507	33,302
Social security costs	10,213	9,111
Equity-settled share-based compensation	1,844	2,977
	49,564	45,390

8.    Other operating (expense), net

	Three-month period ended
	2024	2023
	(unaudited)
Loss from commodity derivative financial instruments	(10,126)	(6,936)
Gain from disposal of other property items	718	1,813
Net loss from fair value adjustment of Investment property	(14,302)	(1,061)
Others	3,236	(725)
	(20,474)	(6,909)

9.    Financial results, net

	Three-month period ended
	2024	2023
	(unaudited)
Finance income:
- Interest income	2,798	2,031
- Foreign exchange gain, net	5,624	5,780
- Gain from interest rate/foreign exchange rate derivative financial instruments	748	1,614
- Other income	334	12,094
Finance income	9,504	21,519

Finance costs:
- Interest expense	(6,244)	(13,274)
- Finance cost related to lease liabilities	(10,760)	(626)
- Cash flow hedge – transfer from equity	—	(8,861)
- Taxes	(2,056)	(1,587)
- Other expenses	(2,674)	(2,233)
Finance costs	(21,734)	(26,581)
Other financial results - Net gain/(loss) of inflation effects on the monetary items	32,717	(11,729)
Total financial results, net	20,487	(16,791)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2024	March 31, 2023
	(unaudited)
Current income tax	(1,899)	(785)
Deferred income tax	(11,022)	(15,432)
Income tax (expense)	(12,921)	(16,217)

The gross movement on the deferred income tax liability is as follows:

	March 31, 2024	March 31, 2023
	(unaudited)
Beginning of period	(367,632)	(292,656)
Exchange differences	(107,159)	(8,857)
Effect of fair value valuation for farmlands	91,735	8,066
Tax charge relating to cash flow hedge (i)	29	(1,739)
Others	(538)	(862)
Income tax (expense)	(11,022)	(15,432)
End of period	(394,587)	(311,480)

(i)It relates to the amount reclassified of US$ 85 loss and US$ 8,861 loss from equity to profit and loss for the three-month period ended March 31, 2024 and 2023, respectively.

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2024	March 31, 2023
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(21,024)	(13,248)
Non-deductible items	(226)	(286)
Effect of the changes in the statutory income tax rate in Argentina	—	4,739
Non-taxable income	531	2,294
Tax losses where no deferred tax asset was recognized	—	(9,094)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	4,906	9,955
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	4,076	(8,739)
Others	(1,184)	(1,838)
Income tax (expense)	(12,921)	(16,217)
(1) 2024 includes 4,881 of adjustment by inflation of tax loss carryforwards in Argentina (9,924 in 2023).

OECD Pillar Two model rules

The Group is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024.

Under Pillar Two, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. All jurisdictions within the group have an effective tax rate that exceeds 15%, or has losses before income tax.

As of March 31, 2024, we did not have any impact regarding Pillar 2.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2024 and 2023 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2023
Opening net book amount.	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	22,935	379	5,354	8,009	7,997	457	2,234	47,365
Additions	—	—	7,129	31,318	25,026	205	14,769	78,447
Revaluation surplus	(23,236)	—	—	—	—	—	—	(23,236)
Transfers	—	—	4,432	2,368	—	7	(6,807)	—
Disposals	—	—	—	(507)	—	(3)	—	(510)
Reclassification to non-income tax credits (*)	—	—	—	(43)	—	—	—	(43)
Depreciation	—	(915)	(6,119)	(12,893)	(10,155)	(562)	—	(30,644)
Closing net book amount	727,290	16,206	279,176	119,464	375,595	29,718	89,285	1,636,734
At March 31, 2023 (unaudited)
Cost	727,290	46,527	543,379	934,317	891,846	53,512	89,285	3,286,156
Accumulated depreciation	—	(30,321)	(264,203)	(814,853)	(516,251)	(23,794)	—	(1,649,422)
Net book amount	727,290	16,206	279,176	119,464	375,595	29,718	89,285	1,636,734
Three-month period ended March 31, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	258,244	2,911	46,488	13,216	(11,456)	3,052	2,051	314,506
Additions	—	—	6,814	29,545	34,432	204	8,204	79,199
Revaluation surplus	(262,188)	—	—	—	—	—	—	(262,188)
Transfers	—	—	884	2,117	—	—	(3,001)	—
Disposals	—	—	(19)	(174)	—	(2)	—	(195)
Reclassification to non-income tax credits (*)	—	—	—	(67)	—	—	—	(67)
Depreciation	—	(844)	(6,501)	(14,157)	(18,006)	(450)	—	(39,958)
Closing net book amount	690,258	13,712	288,822	227,475	380,812	11,718	28,065	1,640,862
At March 31, 2024 (unaudited)
Cost	690,258	46,337	582,144	1,125,055	989,143	36,884	28,065	3,497,886
Accumulated depreciation	—	(32,625)	(293,322)	(897,580)	(608,331)	(25,166)	—	(1,857,024)
Net book amount	690,258	13,712	288,822	227,475	380,812	11,718	28,065	1,640,862
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2024, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

The Group determined the valuation of farmlands (US$ 697 million as of March 31, 2024) using, a "Sales Comparison Approach prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of March 31, 2024 would have reduced the value of the farmlands US$ 69.7 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the three-month periods ended March 31, 2024 and 2023.

As of March 31, 2024, borrowing costs of US$ 1,652 (March 31, 2023: US$ 815) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 217,831 as of March 31, 2024 (March 31, 2023: U$S 351,148).

12.    Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2024 and 2023 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of March 31, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	9,274	699	9,973
Additions and re-measurement	15,405	1,544	16,949
Depreciation	(7,958)	(2,993)	(10,951)
Closing net book amount	350,283	25,869	376,152

As of March 31, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(1,977)	(379)	(2,356)
Additions and re-measurement	20,898	43	20,941
Depreciation	(13,885)	(2,638)	(16,523)
Closing net book amount	389,884	18,891	408,775

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2024 and 2023 were as follows:

	March 31, 2024	March 31, 2023
	(unaudited)
Beginning of period	33,364	33,330
Loss from fair value adjustment (Note 8)	(14,302)	(1,061)
Exchange differences	14,302	1,061
End of period	33,364	33,330
Fair value	33,364	33,330
Net book amount	33,364	33,330

The Group determined the valuation of investment properties using a "Sales Comparison Approach" prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2024 and 2023. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of March 31, 2024 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2024 and 2023 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of March 31, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	570	249	263	20	1,102
Additions	—	283	—	11	294
Amortization charge (i)	—	(400)	(115)	(26)	(541)
Closing net book amount	19,114	7,874	9,249	738	36,975
At March 31, 2023 (unaudited)
Cost	19,114	17,787	12,111	1,308	50,320
Accumulated amortization	—	(9,913)	(2,862)	(570)	(13,345)
Net book amount	19,114	7,874	9,249	738	36,975

As of March 31, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	4,061	1,414	2,065	41	7,581
Additions	—	587	—	9	596
Amortization charge (i)	—	(454)	(109)	(1)	(564)
Closing net book amount	18,370	7,589	8,387	786	35,132
At March 31, 2024 (unaudited)
Cost	18,370	18,909	11,559	1,394	50,232
Accumulated amortization	—	(11,320)	(3,172)	(608)	(15,100)
Net book amount	18,370	7,589	8,387	786	35,132

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2024 and 2023, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performanced as of September 30, 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2024 and 2023 were as follows:

	March 31, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	13	170	—	—	183
Initial recognition and changes in fair value of biological assets	15,394	23,799	760	23,152	63,105
Decrease due to harvest / disposals	(24,013)	(104,238)	(21,808)	(43,110)	(193,169)
Costs incurred during the period	39,946	47,011	20,346	30,951	138,254
Exchange differences	22,934	12,914	9,942	(3,668)	42,122
End of period	109,819	12,499	32,431	123,783	278,532

	March 31, 2023 (unaudited)
	Crops (i)	Rice (i)	Dairy	Sugarcane (i)	Total
Beginning of year	72,843	54,125	30,045	109,431	266,444
Increase due to purchases	557	185	—	—	742
Initial recognition and changes in fair value of biological assets	(1,437)	8,789	5,316	48,256	60,924
Decrease due to harvest / disposals	(13,018)	(78,036)	(20,115)	(30,362)	(141,531)
Costs incurred during the period	13,910	24,083	16,330	25,298	79,621
Exchange differences	2,326	1,552	955	4,073	8,906
End of period	75,181	10,698	32,531	156,696	275,106

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the annual financial statements for the year ended December 31, 2023 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2024:

	March 31, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,488	3,885	1,836	2,437	9,646
Depreciation and amortization	—	—	—	579	579
Depreciation of right-of-use assets	—	—	—	10,201	10,201
Fertilizers, agrochemicals and seeds	27,734	13,890	19	11,625	53,268
Fuel, lubricants and others	298	841	356	909	2,404
Maintenance and repairs	438	2,430	925	575	4,368
Freights	594	409	41	—	1,044
Contractors and services	6,964	19,495	—	4,211	30,670
Feeding expenses	—	—	9,972	—	9,972
Veterinary expenses	53	33	1,219	—	1,305
Energy power	10	1,418	573	—	2,001
Professional fees	122	53	20	80	275
Other taxes	307	34	2	6	349
Lease expense and similar arrangements	1,777	4,170	—	—	5,947
Others	102	307	160	328	897
Subtotal	39,887	46,965	15,123	30,951	132,926
Own agricultural produce consumed	—	—	5,223	—	5,223
Total	39,887	46,965	20,346	30,951	138,149

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the three-month period ended March 31, 2023:

	March 31, 2023
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,238	2,398	2,049	2,250	7,935
Depreciation and amortization	—	—	—	554	554
Depreciation of right-of-use assets	—	—	—	5,223	5,223
Fertilizers, agrochemicals and seeds	4,638	4,357	—	12,093	21,088
Fuel, lubricants and others	350	855	315	826	2,346
Maintenance and repairs	578	1,013	914	355	2,860
Freights	41	178	24	—	243
Contractors and services	5,619	12,056	—	3,139	20,814
Feeding expenses	340	—	7,732	—	8,072
Veterinary expenses	46	15	858	—	919
Energy power	12	1,096	698	—	1,806
Professional fees	65	151	16	68	300
Other taxes	242	64	4	18	328
Lease expense and similar arrangements	446	1,488	—	378	2,312
Others	93	379	130	394	996
Subtotal	13,708	24,050	12,740	25,298	75,796
Own agricultural produce consumed	202	33	3,590	—	3,825
Total	13,910	24,083	16,330	25,298	79,621

Biological assets as of March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current
Cattle for dairy production	32,134	23,191
Breeding cattle	263	371
Other cattle	277	144
	32,674	23,706
Current
Breeding cattle	7,998	6,037
Other cattle	297	0
Sown land – crops	102,381	49,813
Sown land – rice	11,399	32,023
Sown land – sugarcane	123,783	116,458
	245,858	204,331
Total biological assets	278,532	228,037

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during 2023, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

16.    Financial instruments

As of March 31, 2024, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2024 and their allocation to the fair value hierarchy:

	2024
	Level 1	Level 2	Total

Assets
Derivative financial instruments	3,378	17,911	21,289
Short-term investment (1)	46,109	—	46,109
Total assets	49,487	17,911	67,398
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

(1) It includes US T-Bills with maturity from the date of acquisition longer than 90 days for US$ 44,806 and US$ 1,303 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre). As of March 31, 2024, nil (US$ 59,475 as of December 31, 2023) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 23.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	2,181
OTC	Quoted price	-	-	1	1,172
NDF	Quoted price	Foreign-exchange curve	Present value method	1	25
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	17,911
US T-Bills	Quoted price	-	-	1	46,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current
Trade receivables	1,733	—
Advances to suppliers	4,552	3,266
Income tax credits	682	2,332
Non-income tax credits (i)	21,724	24,860
Judicial deposits	2,083	2,187
Receivable from disposal of subsidiary	3,476	3,899
Other receivables	2,214	2,516
Non-current portion	36,464	39,060
Current
Trade receivables	114,726	90,526
Less: Allowance for trade receivables	(2,494)	(2,888)
Trade receivables – net	112,232	87,638
Prepaid expenses	16,058	6,953
Advance to suppliers	48,718	42,808
Income tax credits	1,443	1,253
Non-income tax credits (i)	26,959	22,812
Receivable from disposal of subsidiary	3,414	3,971
Cash collateral	11	11
Other receivables	12,949	13,609
Subtotal	109,552	91,417
Current portion	221,784	179,055
Total trade and other receivables, net	258,248	218,115

(i) Includes US$ 67 for the three-month period ended March 31, 2024 reclassified from property, plant and equipment (for the year ended December 31, 2023: US$ 293).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

	March 31, 2024	December 31, 2023
	(unaudited)
Currency
US Dollar	88,203	88,811
Argentine Peso	65,655	24,304
Uruguayan Peso	9,665	6,570
Brazilian Reais	94,725	98,430
	258,248	218,115

As of March 31, 2024 trade receivables of US$ 24,780 (December 31, 2023: US$ 22.989) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 341 and US$ 449 are over 6 months in March 31, 2024 and December 31, 2023, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	March 31, 2024	December 31, 2023
	(unaudited)
Raw materials	167,372	76,440
Finished goods (Note 5)	186,609	179,611
	353,981	256,051

19.    Cash and cash equivalents

	March 31, 2024	December 31, 2023
	(unaudited)
Cash at bank and on hand	72,714	179,068
Short-term bank deposits	62,797	160,713
	135,511	339,781

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2023	111,382	960,242
Purchase of own shares	—	(6,396)
At March 31,2023 (unaudited)	111,382	953,846

At January 1, 2024	111,382	910,883
Purchase of own shares	—	(18,215)
At March 31,2024 (unaudited)	111,382	892,668
Share Repurchase Program

On September 12, 2013, the Company’s Board of Directors authorized a share repurchase program for up to 5% of the Company’s outstanding shares. The repurchase program has been renewed by the Board of Directors on an annual basis since inception. On August 15, 2023, the Board of Directors renewed the program for an additional twelve-month period ending on September 23, 2024.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2024, the Company repurchased an aggregate of 26,772,875 shares under the program, of which 8,448,951 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 million shares were reduced from capital. During the three-month periods ended March 31, 2024 and 2023 the Company repurchased shares for an amount of 2,078,470 and 2,745,698 respectively.

Annual dividends

On April 19, 2023 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2023, of US$ 17.5 million (0.1626 per share) was made on May 24, 2023 and the second installment will be made in November 24, 2023.

Annual Dividend Proposal

On April 17, 2024 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments during May and November 2024.

21.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Equity-settled share-based payments (continued)

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2024, nil options (March 31, 2023: nil) were exercised. No options were forfeited or expired for any of the periods presented. On August 15, 2023, the plan was extended for an additional 10 years, whereas the expiration to exercise the options was extended.

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2024, the Group recognized compensation expense of US$ 1.8 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2023: US$ 3.0 million). For the three-month period ended March 31, 2024, nil Restricted Shares were granted (March 31, 2023: nil), nil were vested (March 31, 2023: nil), and 4,359 Restricted shares were forfeited (March 31, 2023: nil).

22.    Trade and other payables

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current
Trade payables	566	514
Other payables	475	494
	1,041	1,008
Current
Trade payables	137,831	140,949
Advances from customers	10,326	16,351
Taxes payable	8,434	9,482
Dividends to be paid	846	1,024
Payables from acquisition of subsidiaries	—	13,404
Other payables	3,258	9,520
	160,695	190,730
Total trade and other payables	161,736	191,738

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current
Senior Notes (*)	498,458	498,347
Bank borrowings (*)	195,621	199,496
	694,079	697,843
Current
Senior Notes (*)	750	8,250
Bank overdrafts	6	4,386
Bank borrowings (*)	125,975	194,470
	126,731	207,106
Total borrowings	820,810	904,949

(*) As of March 31, 2024, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of March 31, 2024, total bank borrowings include collateralized liabilities of US$ 15,231 (December 31, 2023: US$ 77,055). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilaga S.A. and L3N S.A. entered into a US$100 million loan agreement with the International Finance Corporation (IFC), a member of the World Bank Group. The loan's tenure is eight years, including a two-year grace period, with a current rate of Secured Overnight Financial Rate (SOFR). In October 2020, an amount of US$ 22 million out of the total agreement was received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2024	December 31, 2023
	(unaudited)
Fixed rate:
Less than 1 year	89,214	117,105
Between 1 and 2 years	5,892	6,010
Between 2 and 3 years	5,337	5,508
Between 4 and 5 years	498,458	498,347
	598,901	626,970
Variable rate:
Less than 1 year	37,517	90,001
Between 1 and 2 years	37,320	37,712
Between 2 and 3 years	89,893	91,878
Between 3 and 4 years	55,673	56,605
Between 4 and 5 years	1,506	1,783
	221,909	277,979
	820,810	904,949

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 466 million, 93.22% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Lease liabilities

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current	355,138	325,569
Current	23,918	52,941
	379,056	378,510

The maturity of the Group's lease liabilities is as follows:

	March 31, 2024	December 31, 2023
	(unaudited)
Less than 1 year	23,918	52,941
Between 1 and 2 years	88,004	66,474
Between 2 and 3 years	61,243	61,398
Between 3 and 4 years	49,220	47,677
Between 4 and 5 years	40,345	39,254
More than 5 years	116,326	110,766
	379,056	378,510

25.    Payroll and social security liabilities

	March 31, 2024	December 31, 2023
	(unaudited)
Non-current
Social security payable	1,745	1,570
	1,745	1,570
Current
Salaries payable	7,404	4,498
Social security payable	5,561	4,062
Provision for vacations	11,326	12,783
Provision for bonuses	8,688	16,014
	32,979	37,357
Total payroll and social security liabilities	34,724	38,927

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2023.

27.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			March 31, 2024	March 31, 2023	March 31, 2024	December 31, 2023

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(6,200)	(2,214)	(17,502)	(18,781)

28.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2024 and for the three-month ended March 31, 2024 and 2023 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2024, results of operations and cash flows for the three-month periods ended March 31, 2024 and 2023. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Basis of preparation and presentation (continued)

sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

29.    Subsequent events

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction will result in a pre-tax gain of US$ 5.7 million to be included in the line item “Other operating income” in the statement of income for the six-month period ended June 30, 2024.
The accompanying notes are an integral part of these condensed consolidated interim financial statements